July 31, 2025

Kong Wai Yap
Chief Financial Officer
Starry Sea Acquisition Corp
418 Broadway #7531
Albany, NY 12207

       Re: Starry Sea Acquisition Corp
           Amendment No. 3 to Registration Statement on Form S-1
           Filed July 31, 2025
           File No. 333-287976
Dear Kong Wai Yap:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 30, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed July 31, 2025
Exhibits

1. We note the revised legality opinion filed as Exhibit 5.1. We note that certain provisions of the directors' certificate, upon which counsel relied without further verification, either assume away the relevant issue or assume away facts that underlie the opinion or are readily ascertainable. For instance, we note paragraphs 3, 4, 5, 10,
       12, and 17. Please revise to remove these provisions or advise. Refer to Section
       II.B.3.a of Staff Legal Bulletin No. 19.
 July 31, 2025
Page 2

        Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Yanqiu Liu